SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities and Exchange Act of 1934
(Amendment No. 47)

Europe Fund Inc. (EF)
(Name of Issuer)

Common Stock
(Title of Class of Securities)

29874M103
(CUSIP Number)

George W. Karpus, President
Karpus Management, Inc.,
d/b/a Karpus Investment Management
183 Sully?s Trail
Pittsford, New York 14534
(585) 586-4680
(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)

June 9, 2006
(Date of Event which Requires Filing of this Statement)

If the person has previously filed a statement on Schedule 13G to report the Acquisition which is the subject of this Schedule 13D/A, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box. [ ]

(Page 1 of 7 pages)
(There is one exhibit attached.)

Item 1.  Security and Issuer

Common Stock
Europe Fund Inc.
800 Scudders Mill Road
Plainsboro, New Jersey 08536


Item 2.  Identity and Background

(a) Karpus Management, Inc. d/b/a Karpus Investment Management (?KIM?), George W. Karpus, President, Director and Controlling Stockholder, Jo Ann Van Degriff, Vice-President and Director, and Sophie Karpus, Director.

(b) The address of KIM?s principal place of business and principal office is 183 Sully?s Trail, Pittsford, New York 14534.

(c) Principal business and occupation - Investment management for individuals, pension plans, profit sharing plans, corporations, endowments, trusts and others.

(d) None of George W. Karpus, Jo Ann Van Degriff or Sophie Karpus (the ?Principals?) or KIM has been convicted in the past 5 years of any criminal proceeding (excluding traffic violations).

(e) During the last five years none of the principals or KIM has been a party to a civil proceeding as a result of which any of them is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the Principals is a United States citizen. KIM is a New York corporation.


Item 3.  Source and Amount of Funds or Other Considerations

KIM, an independent investment advisor, has accumulated 789,436 shares of EF on behalf of accounts that are managed by KIM (the ?Accounts?)
under limited powers of attorney, which represents 7.84% of the outstanding shares. All funds that have been utilized in making such purchases are from such Accounts.


Item 4.  Purpose of Transaction

KIM has purchased Shares for the Accounts for investment purposes. However, KIM reserves the right to contact management with regard to concerns that they have with respect to the Fund. This may include letters to the Board and/or other communications with Fund management. Being an independent registered investment advisor, with a specialty focus in closed end funds, the profile of EF fit the investment guidelines for various Accounts. Shares have been acquired since July 10, 1996.


Item 5.  Interest in Securities of the Issuer

(a) As of the date of this Report, KIM represents beneficial ownership of 789,436 shares, which represents 7.84% of the outstanding Shares. George Karpus presently owns 5,225 shares purchased on September 12, 2005 at $11.69 per share (2000 shares) and on February 24, 2006 at $11.58 per share (3275 shares). Mr.
Karpus sold 50 shares on May 8, 2006 at $13.09. Karpus Investment Management Profit Sharing Plan presently owns 3,200 shares purchased on January 16, 1998 at $15.97 (200 shares), August 28 at $16.00 (50 shares), April 5, 1999 at $16.69 (150 shares), April 20 at
$16.69 (100 shares) and $16.94 (100 shares), April 18, 2001 at
$12.87 (100 shares), September 21 at $8.52 (550 shares), November
19 at $11.15 (100 shares) and at $11.14 (100 shares), July 8&9,
2002 at $9.60 (1550 shares), July15 at $9.04 (100 shares), July 22 at
$8.29 (200 shares), July 29 at $8.40 (100shares), August 2, 2002 at
$8.50 (400 shares), October 11, 2002 at $7.28 (100 shares), October
15 at $7.50 (100 shares), October 28 at $7.79 (100 shares), October
29 at $7.64 (50 shares), November 6 at $8.07 (50 shares), November
13 at $7.52 (50 shares), November 20 at $8.02 (50 shares), December
3, 2002 at $8.15 (50 shares), December 9 at $8.02 (100 shares), and
May 20, 2003 at $7.58 (1000 shares) and February 8, 2006 at $11.13
(1000 shares). Shares were sold on June 9, 2004 at $10.41 (200 shares), June 10 at $10.30 (200 shares), June 14 at $10.18 (200 shares), June 15 at $10.28 (100 shares), June 23 at $10.17 (100 shares), June 24 at $10.44 (300 shares), and June 28 at $10.50 (100 shares), July 6 at $10.45 (10 shares) and $10.55 (40 shares) July 7 at $10.53 and $10.55
(200 shares), July 9 at $10.29 (100 shares), and July 26 at $9.86 (100 shares), August 25 at $9.62 (100 shares), November 30,2004 at $12.10
(50 shares), January19 at $ 10.75 (500 shares), February 7 & 8 at
$11.21 & $11.26 (600 shares), February 9 & 10 at $11.10 (300 shares), February 11 & 18 at $ 11.23 & $11.34 (300 shares), February
22 & 25 at $ 11.41 & $11.58 (300 shares), February 28 at $ 11.60
(100 shares) and May 8, 2006 at $13.09 (50 shares). Dana R. Consler currently owns 735 shares purchased on March 29, 1999 at $16.75
(300 shares), April 5 at $16.69 (100 shares), February 14, 2002 at $10.14 (50 shares), March 5 at $10.22 (50 shares), and June 27 at $9.45
(50 shares), and November 6 at $ 8.07 (50 shares), December 3, 2002 at $ 8.15 (100 shares), and December 9 at $ 8.02 (50 shares), February 11, 2003 at $6.82 (200 shares). July 6 at $10.55 (10 shares), and
January 10 & 11 at $ 10.82 & $10.87 (200 shares), January 13 at $10.90
(100 shares), and January 21 & 27 at $10.68 & $10.78 (105 shares).
Jo Ann Van Degriff presently owns 1,950 shares purchased on July
21, 2003 at $8.20 per share, on February 23, 2006 at $11.45 and 1,000 shares on March 20, 2006 at $12.09.  Ms. Van Degriff sold shares on
May 8, 2006 at $13.09 (50 shares). Sophie B. Karpus presently owns
175 shares purchased on February 9, 2006 at $11.23 per share. Kathy Crane presently owns 95 shares purchased on July 8, 2006 at $10.52 per share. Apogee Partners, L.P. is a hedge fund managed by Karpus Investment Management of which George W. Karpus owns 1.43% and Dana R. Consler owns 0.66%. Apogee Partners, L.P. owns
34,710 shares of EF. None of the other Principals of KIM presently own shares of EF.

(b) KIM hass the sole power to dispose of and to vote all of such Shares under limited powers of attorney.

(c) Below are the open market purchases in the last 60 days for the Accounts. There have been no dispositions and no acquisition, other than by such open market purchases, during such period.

Date
Shares
Price Per Share

Date
Shares
Price Per Share
4/3/2006
1340
12.02

5/1/2006
4000
12.52
4/5/2006
1000
12.21

5/5/2006
1000
13.06
4/6/2006
3500
12.22

5/8/2006
-5000
13.04
4/7/2006
2500
12.23

5/12/2006
1550
12.90
4/10/2006
1500
12.18

5/15/2006
100
12.66
4/11/2006
3100
12.09

5/16/2006
1145
12.63
4/12/2006
-2445
12.14

5/18/2006
370
12.25
4/18/2006
-140
12.33

5/22/2006
-675
12.02
4/19/2006
1000
12.36

5/22/2006
800
11.99
4/20/2006
7200
12.39

5/23/2006
2000
12.17
4/21/2006
-55
12.45

5/24/2006
275
11.96
4/21/2006
2000
12.42




4/24/2006
400
12.47




4/25/2006
12000
12.37




4/26/2006
4000
12.59




4/27/2006
1200
12.48





The Accounts have the right to receive all dividends from, and any proceeds from the sale of the Shares. None of the Accounts has an interest in Shares constituting more than 5% of the Shares outstanding.


Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer

Except as described above, there are no contracts, arrangements, understandings or relationships of any kind among the Principals and KIM and between any of them and any other person with respect to any of the EF securities.


Item 7.  Materials to be Filed as Exhibits

As is indicated in Item number 4 above, KIM has reserved the right to contact management with regard to concerns that they have with respect to the Fund, including, but not limited to, letters to the Board and/or other communications with Fund management. In accord with concerns that KIM currently has with respect to the Fund, KIM has recently transmitted correspondence to the Fund. The substance of the most recent communication is attached as Exhibit 1.

SIGNATURE


	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


Karpus Management, Inc.





By:
Name:  	Dana R. Consler
Title:  		Senior Vice President
Date:  		June 9, 2006


EXHIBIT ONE
Letter Transmitted on June 8, 2006



Robert C. Doll, Jr., President and Director			June 8, 2006
The Europe Fund, Inc.
800 Scudders Mill Road
Plainsboro, New Jersey 08536

Mr. Doll and Board Members,

I am writing to express my appreciation for the Board?s recent decision to reorganize the Europe Fund Inc. (EF) into the Merrill Lynch Eurofund, an open-end investment company.

As mentioned in your June 6 press release, this decision was made ?in the best interests of the Fund and its shareholders.? Karpus Investment Management (KIM) could not agree more. This decision enables dissenting shareholders to exit your fund at or near net asset value while enabling other shareholders to remain in the fund and to stay invested.

This decision truly represents a ?win win? for Fund management and Fund shareholders. Merrill Lynch/BlackRock should be able to grow assets in this Fund if they are able to perform well going forward. Should future performance be impressive the newly organized fund should grow in size and management will benefit from a greater asset base upon which to charge fees.

On behalf of KIM, I commend the Board on their thoughtful decision in this matter. You have faithfully adhered to your fiduciary duties to EF shareholders.

Sincerely,



Cody Bartlett Jr., CFA
Investment Strategist